Mail Stop 4561

June 20, 2006

By U.S. Mail and facsimile to 908-956-3865

John S. Fiore
President and Chief Executive Officer
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, New Jersey 07016

> **Re: Synergy Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 000-50467**

Dear Mr. Fiore:

  We have limited our review of your filing to the issue we have addressed in our comment. In response to our comment, please provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note I – Income Taxes, page 78

1. We note you had an $878,000 valuation allowance for deferred tax assets for each
    of the last three years. Please provide us with a comprehensive analysis
    describing how you determined the appropriate amount of your deferred tax asset
    valuation allowance for each of the last three years. In your analysis please
    include the following:

    - How you determined the amount of valuation allowance for each period
      presented;
    - Why there have been no changes to your valuation allowance during the
      periods presented,
    - The source and expiration of your net operating loss carryovers for which you
      have established a valuation allowance;
    - In light of the expiration periods, how you determined that you will more
      likely than not realize the deferred tax asset related to these net operating loss
      carryovers;
    - Clarify whether the federal net operating loss carryovers acquired from First
      Bank of Central Jersey represent all of your net operating loss carryovers.

    * * * * *

    Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please file your response on EDGAR. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joyce Sweeney
Accounting Branch Chief